ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED AUGUST 31, 2004

(Expressed in Canadian Dollars)

These financial statements have not been reviewed by the Company's auditors

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31, 2004	May 31, 2004
	(unaudited)	(audited)
ASSETS

Current assets
Cash and equivalents	$1,325,781	$1,535,639
Marketable securities (note 4)	138,973	30,425
Amounts receivable and prepaids	77,721	286,527
Balances receivable from a related party (note 8)	67,997	42,550
	1,610,472	1,895,141

Security deposit (note 5(a))	32,190	32,190
Mineral property interests (note 5)	46,857	46,857

	$1,689,519	$1,974,188

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$22,098	$33,406
	22,098	33,406

Shareholders' equity (deficit)
Share capital (note 7)	11,647,887	11,647,887
Contributed surplus (note 7(e))	449,861	445,020
Deficit	(10,430,327)	(10,152,125)
	1,667,421	1,940,782
Nature and continuance of operations (note 1)
Commitments (note 12)
Subsequent events (note 13)

	$1,689,519	$1,974,188

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended August 31
	2004	2003

Expenses
Exploration (note 6)	$83,644	$80,290
Exploration - stock-based compensation (note 7(c))	2,199	–
Legal, accounting and audit	1,932	842
Office and administration	62,515	45,951
Shareholder communications	613	268
Stock-based compensation (note 7(c))	2,642	–
Trust and filing	1,116	812
Travel and conferences	3,081	242
	157,742	128,405

Other items
Foreign exchange loss	14,886	762
Interest income	(5,878)	(1,555)
Write-down of marketable securities	111,452	–
	120,460	(793)

Loss for the period	$(278,202)	$(127,612)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Weighted average number of
common shares outstanding	92,825,775	55,199,275

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended August 31
	2004	2003
Deficit, beginning of period	$(10,152,125)	$(8,756,107)
Loss for the period	(278,202)	(127,612)
Deficit, end of period	$(10,430,327)	$(8,883,719)

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended August 31
Cash provided by (applied to):	2004	2003

Operating activities
Loss for the period	$(278,202)	$(127,612)
Items not affecting cash:
Marketable securities received	(220,000)	–
Write-down of marketable securities	111,452	–
Stock-based compensation	4,841	–
Changes in non-cash working capital items:
Amounts receivable and prepaids	208,806	(51,625)
Accounts payable and accrued liabilities	(11,308)	78,884
Cash used in operating activities	(184,411)	(100,353)

Investing activities
Reclamation deposit	–	70,000
Cash provided by investing activities	–	70,000

Financing activities
Balances receivable from a related party	(25,447)	20,024
Cash provided by (used in) financing activities	(25,447)	20,024

Decrease in cash and equivalents
during the period	(209,858)	(10,329)
Cash and equivalents, beginning of period	1,535,639	18,536

Cash and equivalents, end of period	$1,325,781	$8,207

Supplemental disclosure of non-cash investing and financing activities (note 9)

Supplemental disclosure:
Interest paid during the period	$-	$-
Income taxes paid during the period	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the "Company") is incorporated under the British Columbia Corporations Act (formerly the Company Act of British Columbia), and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Chile and Canada and have also been in Brazil.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A. All material intercompany balances and transactions have been eliminated upon consolidation.

The Company's subsidiary Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

(c)	Allowance for amounts receivable

The Company establishes an allowance for uncollectible amounts receivables on a specific account basis. No allowance for amounts receivables were recorded by the Company as at August 31, 2004.

(d)	Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

(e)	Reclamation and security deposits

Reclamation and security deposits are recorded at cost.

(f)	Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold or abandoned or management has determined that there has been an impairment in value. These deferred acquisition costs will be amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of economic commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(g)	Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(h)	Environmental and reclamation costs

Environmental, reclamation and site restoration costs are charged to operations in the period incurred.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

(i)	Foreign currency translation

All of the Company's foreign operations are integrated.

Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains and losses are recorded in the statement of operations.

(j)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange ("TSXV") on the date of issue or as otherwise provided under the agreement terms to issue the shares.

Proceeds from the sale of flow-through shares are credited to capital stock. The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through shares arrangements are renounced to investors in accordance with Canadian income tax legislation. Future income taxes related to temporary differences arising on renunciation of expenditures to subscribers are offset against future income tax assets.

Share issue costs are deducted from share capital.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 7(c). Effective June 1, 2002, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to employee stock-based compensation. As allowed under the transitional provisions, the amended recommendations have been applied prospectively to option grants after that date. As a result, the Company records all stock-based payments granted on or after June 1, 2002 using the fair value method.

Under the intrinsic value-based method, which recognizes compensation cost or awards to employees only when the market price exceeds the exercise price at the date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are charged to operations over the vesting period. The offset to the recorded costs is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

During the fiscal year ended May 31, 2003, no stock-based compensation to employees was recorded for options granted, when options were granted at the quoted market value. Options granted to employees subsequent to June 1, 2003 have been accounted for using the fair value method.

(l)	Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(m)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(n)	Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

Marketable securities are comprised of the following:

	August 31,	May 31,
	2004	2004
Geostar Metals Inc.,
77,500 (May 31, 2004 – 77,500) common shares
Market value $9,240 (May 31, 2004 – $10,075)	$5,425	$5,425
Chatworth Resources Inc. (formerly GMD Resource Corp.,)
(note 5(b))
83,333 (post 6 for 1 consolidation) (May 31, 2004 –
500,000) common shares
Market value $20,000 (May 31, 2004 – $25,000)	20,000	25,000
Taseko Mines Limited, (note 5(c))
78,853 (May 31, 2004) – 78,853 common shares
Market value $113,548 (May 31, 2004 – N/A)	113,548	–
Total marketable securities	$138,973	$30,425

5.	MINERAL PROPERTY INTERESTS

	Royce	Ricardo	Haut Plateau
Acquisition Costs	Property	Property	Property	Total
Balance at August 31, 2004 and
May 31, 2004	$–	$46,857	$–	$46,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.

(a)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is currently erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at Chuquicamata. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

Ricardo Property, and an injunction to prevent Codelco from further developing its construction project over the Company's mining rights. These matters are before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos ($32,190) was lodged with the authorities.

The Company continues to maintain the Ricardo Property in good standing.

On January 30, 2004, Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto can acquire a 100% interest in a majority of the claims which make up the Ricardo property. Rio Tinto can earn its interest under the Letter of Understanding by making annual options payments over a four year period, totaling US$6 million, as well as paying all property taxes and property maintenance costs for the duration of the agreement. To keep the option in good standing, Rio Tinto must also spend US$4 million on exploration on the property during the four years, of which Rio Tinto has committed to an option payment of US$150,000 and exploration expenditures of US$250,000 including 2,000 meters of drilling in the first year. The Company will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

(b)	Royce Diamond Property, Canada

In February 2004, the Company received approval from the TSXV, for its property option agreement with Chatworth Resources Inc. (formerly GMD Resource Corp.), a TSXV-listed company, to acquire up to a 60% interest in the Royce Diamond Claims ("the Royce Claims"), which are in excess of 63,900 hectares located within the Slave Geological Province, near Yellowknife, Northwest Territories.

In April 2004, after conducting a work program and due to insufficient results to warrant further exploration, the Company terminated its option to earn an interest in the Royce Claims.

(c)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited, ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company had earned its working interest, Taseko had the right to purchase, at its option, the Company's earned interests for cash or common shares consideration aggregating 110% of the Company's earn-in amount (at Taseko's option). If Taseko elected to issue common shares, the common shares to be issued upon exercise would be valued at the weighted average ten-day trading price as traded on the TSXV.

In December 2003, the Company had earned an interest in these properties to the extent of $200,000.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

During the Company's fiscal year ended May 31, 2004, Taseko exercised its right to purchase the Company's interest, and pursuant to regulatory approvals, on June 15, 2004 78,853 common shares of Taseko were received for total consideration of $220,000.

6.	EXPLORATION EXPENSES

				Three
				months
				ended	Year ended
	Royce	Ricardo		August 31,	May 31,
	Property	Property	Other	2004	2004
Assay and analysis	$–	$–	$–	$–	$3,186
Drilling	–	–	–	–	402,056
Freight	–	–	–	–	10,161
Geological	32,009	1,229	–	33,238	201,476
Graphics	–	–	–	–	3,969
Helicopter	–	–	–	–	151,524
Property fees/assessments	–	310	–	310	89,672
Recoveries	–	–	–	–	(700,500)
Site activities	5,117	42,522	–	47,639	349,356
Travel and accommodation	1,038	1,419	–	2,457	14,719
Subtotal	38,164	45,480	–	83,644	525,619
Stock-based compensation (note 7(c))	1,003	1,196	–	2,199	144,208
Incurred during the period	39,167	46,676	–	85,843	669,827
Cumulative expenses, beginning of
period	841,448	1,796,799	3,989,563	6,627,810	5,957,983
Cumulative exploration
expenses, end of period	$880,615	$1,843,475	$3,989,563	$6,713,653	$6,627,810

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 200,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

		Number
Common shares issued:	Price	of Shares	Amount
Balance May 31, 2002		54,162,150	$8,512,758
Private placement August 2002 (net of issue costs)	$ 0.20	1,037,125	184,894
Balance May 31, 2003		55,199,275	8,697,652
Warrants exercised	$ 0.22	96,500	21,230
Private placement December 2003 (net of issue costs)(i)	$ 0.08	37,500,000	2,925,255
Options exercised	$ 0.10	15,000	1,500
Options exercised	$ 0.15	15,000	2,250
Balance May 31, 2004 and August 31, 2004		92,825,775	$11,647,887

(i)
On December 31, 2003, the Company completed a private placement of 37,500,000 units at a price of $0.08 per unit for gross proceeds of $3,000,000. Of these, 17,250,000 were flow- through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.10 until December 31, 2005. The warrants are subject to an accelerated expiry provision (note 7(d)).

(c)	Share purchase options

At its Annual and Extraordinary General Meeting held in November 2003, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSXV. Under this plan, the Company is authorized to grant options for up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than five years.

The continuity of share purchase options for the period ended August 31, 2004 is:

	Exercise	May 31				August 31
Expiry date	Price	2004	Granted	Exercised	Expired	2004
April 6, 2005	$0.16	50,000	–	–	–	50,000
May 20, 2005 (i)	$0.10	45,000	–	–	–	45,000
May 20, 2005	$0.12	25,500	–	–	–	25,500
May 20, 2005	$0.15	4,945,000	–	–	(25,000)	4,920,000
May 20, 2005	$0.16	45,000	–	–	–	45,000
July 29, 2005	$0.10	30,000	–	–	–	30,000
May 19, 2006	$0.08	–	120,000	–	–	120,000
		5,140,500	120,000	–	(25,000)	5,235,500

Weighted average exercise price		$ 0.15	$ 0.08	$ –	$ 0.15	$ 0.15

(1)	The Company extended the expiry from the original date of December 20, 2004 to May 20, 2005

As at August 31, 2004, 5,175,500 of the options outstanding had vested with grantees.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

Stock-based compensation

Using a Black-Scholes option pricing model with the assumptions noted below, the model estimated fair value of all options have been reflected in the statement of operations as follows:

Exploration: Engineering	$2,199
Operations and administration	2,642
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$4,841

The weighted-average assumptions used to estimate the modeled fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	1.5 years
Expected volatility	162%
Expected dividends	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended August 31, 2004 is:

	Exercise	May 31				August 31
	Price	2004	Issued	Exercised	Expired	2004
December 31, 2005
expiry7(b)(i)	$0.10	37,500,000	–	–	–	37,500,000

Weighted average exercise price		$ 0.10	$ –	$ –	$ –	$ 0.10

These warrants are subject to a 45 day accelerated expiry provision, at the Company's option and upon notice, if the closing price of the common shares of the Company is at least $0.18 for ten consecutive trading days.

Subsequent to August 31, 2004, 312,500 shares purchase warrants were exercised at $0.10.

(e)	Contributed surplus

Balance, May 31, 2003 and 2002	$–
Changes during 2004:
Non-cash stock-based compensation	445,020
Contributed surplus, May 31, 2004	445,020
Changes during 2005:
Non-cash stock-based compensation (note 7(c))	4,841
Contributed surplus, August 31, 2004	$449,861

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances receivable (payable)	August 31, 2004	May 31, 2004
Exploration advance balances receivable
from a related party
Hunter Dickinson Inc. (a)	$67,997	$42,550

	Three months ended	Year ended
Transactions	August 31, 2004	May 31, 2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$31,676	$362,377
Euro-American Capital Corporation (b)	3,459	9,957
Gordon J. Fretwell Law Corporation (c)	822	26,083

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common with the Company that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001.

Exploration advances to and from HDI have arisen in the normal course, due to in-progress and near-term planned exploration work, primarily on the Company's exploration properties. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(c)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

9.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

There were no significant non-cash transactions during the three months ended August 31, 2004, nor for the year ended May 31, 2004.

10.	INCOME TAXES

The Company has non-capital losses of approximately $3,309,000 (2003 – $2,785,000; 2002 – $2,369,000) available for deduction against future taxable income. These losses, if not utilized, will expire in various years ranging from 2005 to 2011. Subject to certain restrictions, the

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended August 31, 2004 (Expressed in Canadian Dollars)

Company also has cumulative resource expenditures, net of flow-through financing renounced to shareholders, of approximately $4,467,000 (of which approximately $1,132,000 are successored and are, consequently, subject to further restrictions) available to reduce taxable income in future years.

11.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, security deposit, accounts payable and accrued liabilities and balances receivable from a related party. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12.	COMMITMENTS

On December 31, 2003, the Company completed a private common share equity placement (note 7(b)) which included $1,380,000 in flow-through financing. At August 31, 2004, the Company was committed to incur prior to December 31, 2004, on a best-efforts basis, approximately $568,000 in remaining qualifying Canadian exploration expenditures pursuant to this flow- through private equity placement.

13.	SUBSEQUENT EVENTS

Subsequent to August 31, 2004, the Company issued 312,500 common shares pursuant to the exercise of warrants (note 7(d)).